1290 Avenue of the Americas

New York, NY 10104

Richard Goldberger

Senior Director & Counsel

201-743-7174 (Tel.)

212-314-3959 (Fax)

December 15, 2015

VIA EDGAR

Ms. Elisabeth Bentzinger

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company (“AXA Equitable”)

Correspondence filing related to AXA Equitable’s Post-Effective Amendment No. 11 and Amendment No. 36 (“N-4 Amendment”) to Form N-4 Registration Statement File Nos. 333-178750 and 811-22651 with respect to Separate Account 70 of AXA Equitable

Dear Ms. Bentzinger:

AXA Equitable believes that it has fully responded to all staff comments received on the N-4 Amendment filed by AXA Equitable on October 8, 2015.

Tandy Representations

On behalf of AXA Equitable and the Registrant, we hereby make the representations below regarding the N-4 Amendment:

1. We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus for the above-referenced Registration Statement.

2. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

3. Further, we acknowledge that the Registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

Please contact the undersigned at (201) 743-7174 or Shane Daly at (212) 314-3912 if you have any questions or comments.

Very truly yours,

/s/ Richard Goldberger
Richard Goldberger

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104